

Mail Stop 4561

October 2, 2015

David A. Moylan
Chairman and Chief Executive Officer
Dataram Corporation
777 Alexander Road
Princeton, NJ 08543

  Re: Dataram Corporation
    Preliminary Proxy Statement on Schedule 14A
    Filed September 25, 2015
    File No. 001-08266

Dear Mr. Moylan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Proposal 4 – Approval of Amendments to the Company's 2014 Equity Incentive Plan, page 45

1. Please revise to disclose the material differences between the existing and amended equity incentive plans with respect to eligible participants. Ensure that your revised disclosure specifically addresses any other material differences between the two plans. See Instruction 2 to Item 10 of Schedule 14A.

Proposal 6 – Approval of Reincorporation of Company to the State of Nevada, page 50

2. Please revise your disclosure to clarify whether there are any material provisions in the new articles or bylaws that do not simply reflect the default result of Nevada statutes and highlight each as a material change in the Summary on page 50. For example, disclose all instances where you have elected to include new provisions to the Nevada articles or bylaws that offer management greater flexibility or impose greater burdens on shareholders than the result the Nevada statute would impose absent the provision. In addition to these discretionary changes, if any, highlight those specific aspects of Nevada corporate law that negatively impact shareholders.

3.   Please present as a separate proposal any provision of your Nevada governing documents that differs from your current governing documents, if the new provision does not automatically apply to you as a result of the change to Nevada law. Refer to Rule 14a-4(a)(3) of Regulation 14A.

Proposal 8 - Approval of Issuance of Securities in One or More Non-Public Offerings Where the Maximum Discount at Which Securities Will Be Offered Will Be Equivalent to a Discount of 30% Below the Market Price of Our Common Stock in Accordance with Nasdaq Marketplace Rule 5635(D), page 76

4.   We note that if Proposal 8 is approved, the total number of shares that could potentially be issued exceeds 70% of your currently authorized shares. In addition, the maximum offering size is approximately three times greater than your current market capitalization, and you have not indicated the expiration date on the authority to issue the shares. Moreover, the terms of any future offerings are vaguely defined and subject to change. As such, it appears that you are seeking "blank check" authority to issue these shares. Please provide your analysis as to how this is consistent with the statutory requirements of New Jersey law and complies with your organizational documents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies and
Services

cc: Tara Guarneri-Ferrara, Esq.
       Sichenzia Ross Friedman Ference LLP